TERYL RESOURCES CORP.

N E W S R E L E A S E

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

TERYL RESOURCES’ FIELD EXPLORATION DISCOVERS NEW GOLD ZONE
MINERALIZATION, FAIRBANKS MINING DISTRICT, ALASKA

For Immediate Release: August 5, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces that field exploration on the Company’s 100%-owned West Ridge property has discovered a new gold zone with the same mineralization that hosts the gold deposits in the Fairbanks Mining District, Alaska, including the Fort Knox gold mine, eight miles southeast. Exploration activity has identified several highly prospective areas where work will continue to define reverse circulation drill targets.

Following are the highlights of work reported by the Company’s geological consultants, Avalon Development Corporation.

Old Glory Prospect

Rock and soil sampling has been completed at the Old Glory prospect. In addition, a small close-spaced soil auger grid was placed over a trench area to try to determine the extent and trend of the mineralization. Rock samples consisted of quartz mica schist and medium grained diorite intrusive containing abundant sericite alteration associated with brown iron oxide after carbonate and reddish brown hematite after pyrite. Quartz veining ranged from fine chalcedonic veinlets to +2 cm milky white mesothermal veins with pitted pyrite and minor scorodite after arsenopyrite. Soil sampling results suggest a false bedrock layer of shingled barren quartz mica schist exists about 3 to 4 feet below surface. Once through this false bedrock, soil samples were taken as deep as 6 feet below surface and often contained abundant ocherous red-orange soil at the bedrock interface. Soil such as this is often associated with gold-bearing shear zones in the district. All rock and soil samples have been sent to ALS Chemex for gold and multi-element analyses. Results are expected in 10 days.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:     John Robertson
                    Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409    Toll Free: 800-665-4616    www.terylresources.com